# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-024710
Filed by CIK 0001550180

## Reporting persons
- Institutional Venture Partners XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- Institutional Venture Management XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- Todd C. Chaffee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- Norman A. Fogelsong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- Stephen J. Harrick: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- Jules A. Maltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- J. Sanford Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)
- Dennis B. Phelps: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 820,291; sole dispositive power 0; shared dispositive power 820,291; aggregate amount beneficially owned 820,291 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, CA, 94070.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Institutional Venture Partners XIV, L.P. ("IVP XIV")
Institutional Venture Management XIV, LLC ("IVM XIV")
Todd C. Chaffee ("Chaffee")
Norman A. Fogelsong ("Fogelsong")
Stephen J. Harrick ("Harrick")
Jules A. Maltz ("Maltz")
J. Sanford Miller ("Miller")
Dennis B. Phelps ("Phelps")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Institutional Venture Partners
3000 Sand Hill Road, Building 2, Suite 250
Menlo Park, CA 94025
Citizenship:
IVP XIV Delaware
IVM XIV Delaware
Chaffee United States
Fogelsong United States
Harrick United States
Maltz United States
Miller United States
Phelps United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: IVP XIV directly holds 820,291 shares of common stock. IVM XIV is general partner of IVP XIV and Chaffee, Fogelsong, Harrick, Maltz, Miller and Phelps are Managing Directors of IVM XIV. Each of IVM XIV, Chaffee, Fogelsong, Harrick, Maltz, Miller and Phelps shares voting and dispositive power over the securities held by IVP XIV.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference. The percentage set forth in each row 11 is based upon 35,976,225 shares of common stock outstanding as of December 2, 2024 as disclosed in the Issuer's prospectus dated January 3, 2025 filed with the Securities and Exchange Commission (the "SEC") on January 3, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Institutional Venture Partners XIV, L.P.: /s/ Leslie Stolper, By Institutional Venture Management XIV, LLC, its General Partner, By Leslie Stolper, Authorized Signatory (02/14/2025)
- Institutional Venture Management XIV, LLC: /s/ Leslie Stolper, By Leslie Stolper, Authorized Signatory (02/14/2025)
- Todd C. Chaffee: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (02/14/2025)
- Norman A. Fogelsong: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (02/14/2025)
- Stephen J. Harrick: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (02/14/2025)
- Jules A. Maltz: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (02/14/2025)
- J. Sanford Miller: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (02/14/2025)
- Dennis B. Phelps: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (02/14/2025)